

Mail Stop 4561

February 25, 2016

Tracy A. Kern
Chief Financial Officer
Interlink Electronics, Inc.
31248 Oak Crest Drive
Westlake Village, CA 91361

> **Re: Interlink Electronics, Inc.**
> **Form 10-12G**
> **Filed February 17, 2016**
> **File No. 000-21858**

Dear Ms. Kern:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Directors and Executive Officers, page 29

1.   We note your disclosure that your CEO, Mr. Bronson, holds executive positions in several companies that you identify. Accordingly, please provide disclosure in an appropriate place in the document indicating the number of hours per week that Mr. Bronson devotes to your operations. Please also consider including risk factor disclosure that addresses limitations on the time and attention he is able to devote to the company and possible conflicts of interest faced by him as a result of his outside activities, in each case to the extent they pose significant risks to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information
Technologies and Services

cc: John McIlvery
       Stubbs Alderton & Markiles, LLP